Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Transition Period Ended December 31,	Year Ended June 30,
	2016	2016	2015	2014	2013	2012
Net loss before taxes	$78,883	$144,817	$60,739	$71,364	$72,811	$73,319
Fixed charges	—	—	—	—	—	—
Deficiency of Earnings to Cover Fixed Charges	$78,883	$144,817	$60,739	$71,364	$72,811	$73,319

(1) The ratio of earnings to fixed charges is defined as earnings divided by fixed charges.  Fixed charges consist of interest costs (both expensed and capitalized), amortization of debt issuance costs and an estimate of interest expense within rental expense.  Fixed charges are excluded from the table above as all periods presented include a net loss.

(2) Our earnings were inadequate to cover fixed charges for the six-month transition period ended December 31, 2016 and the years ended June 30, 2016, 2015, 2014, 2013 and 2012 by $78.9 million, $144.8 million, $60.7 million, $71.4 million, $72.8 million and $73.3 million, respectively.